

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2023

Christopher Giordano
President and Chief Executive Officer
Tenax Therapeutics, Inc.
101 Glen Lennox Drive, Suite 300
Chapel Hill, North Carolina 27517

      Re: Tenax Therapeutics, Inc.
          Definitive Proxy Statement on Schedule 14A
          Filed April 28, 2023
          File No. 001-34600

Dear Christopher Giordano:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Disclosure Review Program